DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

02060440

November 5, 2002

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein
Donna Ornstein,
Legal Assistant

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

DO/ea
Encls.

Exemption No. 82-1209

November 5, 2002

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	August 31, 2002
(e)	News Releases	October 22, 2002
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	August 31, 2002
(e)	News Releases	October 22, 2002
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption 82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

02 NOV 13 [illegible]

October 29, 2002

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Quarterly Report

Enclosed is the Quarterly Report for GGL Diamond Corp. for the nine months ended August 31, 2002.

The Quarterly Report was mailed today to all the shareholders of the Company who appear on its Supplemental Mailing List which has been established pursuant to National Policy No. 41 procedures. In addition, the Quarterly Report has been mailed to the financial media.

Yours truly,

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

/lk

Enclosure

Exemption 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of
Schedule A

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.		August 31, 2002		02/10/28
ISSUER ADDRESS				
#904, 675 WEST HASTINGS STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
RAYMOND A. HRKAC		PRESIDENT		(604)688-0546
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ggl@telus.net		www.ggldiamond.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	02/10/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Nick DeMare"	Nick DeMare	02/10/29

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Balance Sheets As At August 31, 2002
(Unaudited)

	August 31, 2002	November 30, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 525,007	$ 132,459
Sundry receivable and prepaids	68,979	26,409
Marketable securities (Note 2)	3,800	7,600
	597,786	166,468
Mineral properties and deferred exploration costs (Note 1)	5,928,805	5,416,492
Capital assets	294,469	308,523
	$ 6,821,060	$ 5,891,483
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 310,738	$ 180,772
Current portion of mortgage loan	10,268	10,268
	321,006	191,040
Mortgage loan	76,095	83,924
	397,101	274,964
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	16,044,709	14,917,958
Deficit	(9,620,750)	(9,301,439)
	6,423,959	5,616,519
	$ 6,821,060	$ 5,891,483

Subsequent events (Note 7)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended August 31, 2002
(Unaudited)

		August 31, 2002		August 31, 2001
Administration costs				
Amortization	$	1,101	$	3,363
Consulting fees		78,437		32,000
Corporate relations		18,812		9,797
Interest expense		594		585
Legal and audit		18,711		55,273
Licences, taxes, insurance and fees		16,558		26,009
Office services and expenses		61,386		64,180
Shareholders' meetings and reports		14,109		28,786
Travel		17,204		3,043
Operating loss		(226,912)		(223,036)
Other income (loss)				
Interest income		1,661		36,663
Loss on sale of investment		(161)		-
Tax expense		-		(34,247)
Write-off of exploration and mineral property costs		(93,899)		(193,981)
		(92,399)		(191,565)
Loss for the period		(319,311)		(414,601)
Deficit, beginning of period		(9,301,439)		(8,751,020)
Deficit, end of period	$	(9,620,750)	$	(9,165,621)
Net loss per share	$	0.01	$	0.01
Weighted average number of common shares outstanding		44,949,864		39,745,945

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended August 31, 2002
(Unaudited)

	August 31, 2002	August 31, 2001
Administration costs		
Amortization	$ 367	$ 1,121
Consulting fees	54,437	12,000
Corporate relations	8,584	2,365
Interest expense	206	151
Legal and audit	19,630	16,408
Licences, taxes, insurance and fees	8,549	9,836
Office services and expenses	24,178	22,348
Shareholders' meetings and reports	2,486	1,602
Travel	16,661	703
Operating loss	(135,098)	(66,534)
Other income (loss)		
Interest income	1,285	7,317
Tax expense	-	(34,247)
Write-off of exploration and mineral property costs	(36,941)	(25,926)
	(35,656)	(52,856)
Loss for the period	(170,754)	(119,390)
Deficit, beginning of period	(9,449,996)	(9,046,231)
Deficit, end of period	$ (9,620,750)	$ (9,165,621)
Net loss per share	$ 0.004	$ 0.003
Weighted average number of common shares outstanding	44,949,864	39,745,945

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended August 31, 2002
(Unaudited)

	August 31, 2002	August 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (170,754)	$ (119,390)
Adjustment for items not involving cash:		
- amortization	367	1,121
- write off of exploration and mineral property costs	36,941	25,926
	(133,446)	(92,343)
Change in non-cash working capital items:		
- accounts receivable	(55,696)	21,728
- prepaid expenses	253	(7,516)
- accounts payable and accrued liabilities	153,622	28,018
	(35,267)	(50,113)
Cash flows from (used in) financing activities		
Shares issued for cash	761,875	-
Shares issued for cash – flow through shares	147,500	-
Shares allotted	-	185,600
Share issuance cost	(47,713)	(5,735)
Principal reduction of mortgage loan	(2,792)	(2,589)
	858,870	177,276
Cash flows from (used in) investing activities		
Mineral property costs	(92)	-
Deferred exploration costs	(370,715)	(439,278)
Purchase of capital assets	(4,073)	-
	(374,880)	(439,278)
Increase (decrease) in cash and cash equivalents	448,723	(312,115)
Cash and cash equivalents, beginning of period	76,284	843,672
Cash and cash equivalents, end of period	$ 525,007	$ 531,557
Supplementary cash flow information		
Cash paid for interest charges	$ 2,004	$ 2,154

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended August 31, 2002
(Unaudited)

	August 31, 2002	August 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (319,311)	$ (414,601)
Adjustment for items not involving cash:		
- amortization	1,101	3,363
- loss on sale of investment	161	-
- write off of exploration and mineral property costs	93,899	193,981
	(224,150)	(217,257)
Change in non-cash working capital items:		
- accounts receivable	(43,235)	(4,268)
- prepaid expenses	665	(7,796)
- accounts payable	129,966	38,954
	(136,754)	(190,367)
Cash flows from (used in) financing activities		
Shares issued for cash	881,875	255,023
Shares issued for cash – flow-through shares	303,000	1,438,224
Shares allotted	-	185,600
Share issuance cost	(58,124)	(134,639)
Principal reduction of mortgage loan	(7,829)	(7,467)
	1,118,922	1,736,741
Cash flows from (used in) investing activities		
Mineral properties	(43,853)	(33,019)
Deferred exploration costs	(543,862)	(1,191,392)
Proceeds from sale of investment	3,638	-
Purchase of capital assets	(5,543)	(12,448)
	(589,620)	(1,236,859)
Increase in cash and cash equivalents	392,548	309,515
Cash and cash equivalents, beginning of period	132,459	222,042
Cash and cash equivalents, end of period	$ 525,007	$ 531,557
Supplementary cash flow information		
Cash paid for interest charges	$ 5,881	$ 6,402

Please see notes accompanying these financial statements.

Schedule A – Financial Information

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2002

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2001.

1. Mineral Properties and Deferred Exploration Costs

[-----December 1, 2001 to August 31, 2002-----]

	Balance November 30, 2001	property cost additions	exploration cost additions	written off	Balance August 31, 2002
Diamond Venture - general exploration	$ -	$ -	$ 93,899	$ (93,899)	$ -
Doyle Lake	705,705	-	12	-	705,717
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	327,951	-	5,331	-	333,282
Murray	76,720	-	-	-	76,720
Hilltop	14,076	-	61	-	14,137
CH	1,776,001	43,853	448,741	-	2,268,595
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	11,795	-	901,415
McConnell Creek and other	1,384,145	-	2,520	-	1,386,665
	$5,416,492	$ 43,853	$562,359	$ (93,899)	$5,928,805

	Balance November 30, 2001	Additions	De Aug 31/02 written off	Balance Aug 31, 2002
Mineral property costs	$ 468,569	$ 43,853	$ -	$ 512,422
Deferred exploration costs	4,947,923	562,359	(93,899)	5,416,383
	$ 5,416,492	$ 606,212	$ (93,899)	$ 5,928,805

Exploration costs incurred during the nine months ended:

	August 31, 2002	August 31, 2001
Amortization	$ 18,497	$ 20,317
Charter Aircraft	147,548	186,499
Drilling, trenching, sampling	65,675	160,513
Licences and recording fees	24,056	8,295
Mortgage interest	5,287	5,817
Project supplies	54,761	185,141
Salaries and wages	80,776	87,999
Survey	-	323,445
Technical and professional services	123,835	160,800
Transportation	41,924	72,883
	$ 562,359	$1,211,709

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2002

1. Mineral Properties and Deferred Exploration Costs (continued)

CH Northwest Territories, Canada

During the period ended August 31, 2002, the Company staked 26 additional claims. The Company now has a 100% interest in 134 claims in the CH project area.

2. Marketable Securities

	August 31, 2002	November 30, 2001
Hornby Bay Exploration Ltd.	20,000 shares	40,000 shares

Marketable Securities are stated at the lower cost or market value.

3. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
For cash:		
Private placement, net of share issued costs	6,900,000	808,822
Issued pursuant to flow-through share agreements	2,538,333	287,929
Warrants exercised	150,000	30,000
Balance, August 31, 2002	51,330,843	$16,044,709

(c) During the period ended August 31, 2002, the Company:

i) completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share;

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2002

2002 are recorded as follows in the financial statements: $36,000 in Consulting fees and $5,600 as Technical and professional services on the Exploration costs schedule included as part of note 1 – Mineral Properties and Deferred Exploration Costs. As at August 31, 2002, the Company has accrued $52,000 owing to one director for consulting fees and technical and professional services.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2002 and August 31, 2001.

The Company's total assets are segmented geographically as follows:

	August 31, 2002	August 31, 2001
Canada	$ 5,919,645	$5,200,631
United States	901,415	889,488
	$ 6,821,060	$6,090,119

6. Comparative Figures

Certain 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted for August, 2002.

7. Subsequent Events

Subsequent to August 31, 2002:

(a) the Company completed a private placement of 1,500,000 common shares at $0.20 per share for gross proceeds of $300,000. The Company paid a cash finders fee of $24,000.

(b) The Company announced a private placement of up to 10,000,000 common shares at $0.20 per share for gross proceeds of up to $2,000,000. A finders fee of 8% will be paid on the subscription proceeds. This private placement is subject to regulatory approval and is required to close by November 12, 2002.

(c) 50,000 warrants were exercised at $0.20 per share for gross proceeds of $10,000.

Exemption 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.			August 31, 2002		02/10/28
ISSUER ADDRESS					
#904, 675 WEST HASTINGS STREET					
CITY	PROVINCE		POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC		V6B 1N2	(604)688-0378	(604)688-0546
CONTACT NAME			CONTACT POSITION		CONTACT TELEPHONE NO.
RAYMOND A. HRKAC			PRESIDENT		(604)688-0546
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS		
ggl@telus.net			www.ggldiamond.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	02/10/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Nick DeMare"	Nick DeMare	02/10/29

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

1. **Analysis of expenses and deferred costs:**

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for August 31, 2002.

For Deferred exploration costs incurred during the period see note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for August 31, 2002.

2. **Related party transactions:**

Please see note 4 related party transactions attached to the consolidated financial statements for August 31, 2002.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,500	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16, 2002	Common Shares	Private Placement Flow-through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				
May 31, 2002	Common Shares	Private Placement	620,000)	$0.125	$77,500	Cash	-
	Warrants		620,000)				
June 24,2002	Common Shares	Private Placement	475,000)	$0.125	$59,375	Cash	-
	Warrants		475,000)				
June 24,2002	Common Shares	Private Placement Flow-through shares	150,000	$0.15	$22,500	Cash	-
July 11,2002	Common Shares	Private Placement	5,380,000)	$0.125	$672,500	Cash	-
	Warrants		5,380,000)				
July 11, 2002	Common Shares	Private Placement Flow through shares	833,333	$0.15	$124,999.95	Cash	-
Aug. 20, 2002	Common Shares	Exercise of warrants	100,000	$0.20	$20,000	Cash	-
Aug. 21, 2002	Common Shares	Exercise of warrants	50,000	$0.20	$10,000	Cash	-

Subsequent to August 31, 2002, the Company completed a private placement and issued 1,500,000 common shares at $0.20 per share for gross proceeds of $300,000. The Company paid a cash finders fee of $24,000.

Schedule B – Supplementary Information

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

4. **As at the end of the period:**

(a) and (b) Authorized and issued share capital at August 31, 2002:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	51,330,843	$16,044,709

(c) Summary of options outstanding as at August 31, 2002:

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,376,000	$0.20	July 18, 2007
Total	**5,858,500**		

(c)Summary of warrants outstanding as at August 31, 2002:

Security	Number	Exercise Price	Expiry Date
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20-$0.30	September 4, 2003
Warrants	125,000	$0.15-$0.20	January 2, 2004
Warrants	300,000	$0.15-$0.20	January 16, 2004
Warrants	620,000	$0.20	May 31, 2004
Warrants	475,000	$0.20	June 24,2004
Warrants	5,380,000	$0.20	July 11,2004
TOTAL	14,890,932		

During the period 150,000 warrants at $0.20 per share were exercised and 1,367,000 warrants expired unexercise

(d) There are no escrowed or pooled shares.

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

5. **Directors**:

Raymond A. Hrkac	J. Haig Farris	Nick DeMare
W. Wolodarsky	William Meyer	John S. Auston

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The highlights of this reporting period are, the discovery by drilling of a cluster of three kimberlites 40 km SSW of the Ekati Diamond Mine on the Company's 100% owned Seahorse claims, and the completion of the most extensive exploration program undertaken by the Company on its wholly owned claims. The latter, the third of the yearly exploration programs, is expected to focus our kimberlite drill targets for 2003 while exploring new areas for drilling in 2004.

The three kimberlites appear to be irregular pipe-like intrusions that model plus or minus one hectare however further drilling is required to delineate the actual size of each pipe. A piece of drill core from the first magnetic anomaly was sent to Roger H. Mitchell FRSC, D.Sc., Ph.D., Consultant Petrologist, for identification. His Petrographic Report to the Company under the heading Classification states " On basis of thin section petrographic examination this rock is classified as a hypabyssal spinel phlogopite serpentine kimberlite. ..."

The locations and descriptions of the drill holes are as follows:

Drill Hole CH02-08SE located 40 km SSW of Ekati, Azimuth 287.2 degrees at –45 degrees.

FROM (metres)	TO (metres)	DESCRIPTION
0	77.0	Metasediments
77.0	88.5	broken Metasediment and breccia
88.5	119.0	Kimberlite
119.0	120.6	Metaasediment
120.6	134.5	Kimberlite
134.5	138.8	Metasediment
138.8	177.7	Kimberlite
177.7	226.0	Metasediment, End of Hole

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

Drill Hole CH02-09SE located 670 m SSE of above, Azimuth 001.5 degrees at –45 degrees.

FROM (metres)	TO (metres)	DESCRIPTION
Collar	38.50	Metasediments
38.5	70.47	Kimberlite
70.47	92.00	Metasediment
92.00	116.45	Kimberlite
116.45	200.00	Metasediment, End of Hole

Drill Hole CH02-10SE located 350m SSE of above, Azimuth 311.3 degrees at –45 degrees.

FROM (metres)	TO (metres)	DESCRIPTION
Collar	113.50	Metasediments
113.5	147.00	Kimberlite
147.00	151.20	Metasediment
151.2	157.70	Kimberlite
157.70	222.00	Medisediment
222.00	222.17	Kimberlite
222.17	275.00	Medisediment. End of Hole

2002 Sampling Program

Heavy Mineral sampling for kimberlite indicator minerals during 2000 and 2001 was successful on the Seahorse, Starfish, Mackay, Winter Lake North and Courageous claims within the CH Project Area south and west of Lac de Gras. This season follow-up indicator mineral sampling was completed on the Seahorse (161 samples), Starfish (261 samples), Mackay (49 samples), Winter Lake North (128 samples), and new sampling was completed on Winter Lake South (89 samples) and the G Claims (152 samples)

A total of 874 heavy mineral samples and 971 soil samples were collected including the above areas and elsewhere in the Slave Craton of the Northwest Territories, Canada. In addition, several ground geophysical surveys, geophysical anomaly ground checks and surficial mapping were completed over portions of the claims.

2002 Drill Program

Four geophysical targets were drilled for a total of 1150 metres. One target was drilled on the G Claims and three, the three kimberlites, on the Seahorse claims.

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

Future Programs

The Company's future plans will be directed by the results of the work completed in 2002. In this regard the three kimberlites have been logged and split and the split core delivered to SRC for microdiamond analysis, results are expected in October/November this year. Results from the heavy mineral samples are expected over the period of November, 2002 to March, 2003. Soil sample results have now been received and are being evaluated. To date the northwest portion of the Courageous claims have exceptionally strong soil sample signatures for an ultrabasic rock, possibly kimberlite.

The Company has a number of geophysical targets, some with indicator mineral support, selected for drilling. These will be re-evaluated on the basis of results from this year's work. Geophysical surveys both ground and airborne are planned for the early winter of 2003.

Doyle Lake LA 1-25 Mineral Claim

This property adjoins the Mountain Province claims approximately 275 kilometres ENE of Yellowknife. De Beers has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest).

Results from 136 glacial sediment samples taken in 2001 have now been reported. Two samples in the Squiggly Lake indicator dispersion train (formerly named the Ken (Carl) Hicks train) contain counts of ten and three garnets and were followed up with 32 samples this year. In addition, one sample in the east portion of the claims, containing four garnets was followed up with 16 samples. Results are pending.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review (continued)

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". This quarter, the Company was advised that the Minster had appointed a tribunal. The tribunal has contacted our lawyers and has set the first time lines for submissions and replies to be completed by October 15, 2002. This has been done and the tribunal will shortly inform us as to the time lines for the final brief and reply. It is expected that these will be completed by December of this year at which time we expect the Tribunal to inform us if further proceedings are required. The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditures

As at August 31, 2002, the Company had incurred exploration costs on mineral properties of $562,359 (drilling, trenching and sampling $65,675, licences and recording fees $24,056, salaries and wages $80,776, technical and professional services $123,835 transportation $41,924 and project supplies of $54,761).

On a per project basis, the Company spent the $562,359 exploration costs as follows: $93,899 on the Diamond Venture, $61 on the Hilltop property, $12 on the Doyle Lake property, $5,331 on Fishback and Dessert Lake properties, $448,741 on the CH project, $11,795 on the Happy Creek Gold/Silver Property and $2,520 on McConnell Creek and other.

The Company reported a net loss of $319,311 for the period ended August 31, 2002 compared to a net loss of $414,601 for the period ended August 31, 2001. General administration expenses for the period ended August 31, 2002 were $226,912 compared to $223,036 for the period ended August 31, 2001. The increase in general administration expenses was primarily due to an increase in consulting fees (2002 - $78,437; 2001 - $32,000), corporate relations (2002 – $18,812; 2001 - $9,797) and travel (2002 - $17,204; 2001 - $3,043).

Revenue for the period ended August 31, 2002 was $1,688 consisting of interest income compared with $36,663 for the period ended August 31, 2001.

Schedule C – Management Discussion and Analysis

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked 26 more claims in the CH Project area. The Company now has a 100% interest in 134 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended August 31, 2002 was composed of $93,899 Diamond Venture general exploration.

Related Party Transactions

During the nine months ended August 31, 2002, the Company was billed $41,600 ($36,000 of which is included in accounts payable) by one director (August 31, 2001 – $56,450) for consulting fees and technical and professional services. The fees for the period ended August 31, 2002 are recorded as follows in the financial statements: $36,000 in Consulting fees and $5,600 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at August 31, 2002, the Company has accrued $52,000 owing to the director for consulting fees and technical and professional services.

Commitments

During the period ended August 31, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

Financial Condition and Liquidity

The Company had working capital at August 31, 2002 of $267,780 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at August 31, 2002 the Company had $76,095 of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2002, the Company experienced a negative cash flow of $224,150 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, corporate relations and travel. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended August 31, 2002, the Company completed two private placements for combined gross proceeds of $1,184,875 and issued common shares pursuant to the exercise of warrants. See note 3 – Share Capital in the Notes to the Consolidated Financial Statements for August 31, 2002.

The Company's cash position as at August 31, 2002 was $525,007. The increase in cash position compared to November 30, 2001 was due principally to the completion of two private placements. See note 3 – Share Capital in Notes to the Consolidated Financial Statements.

As at August 31, 2002, the Company has spent all of the funds raised for Canadian Exploration Expenses.

Schedule C – Management Discussion and Analysis

GGL DIAMOND CORP.
Quarterly Report For The Nine Months Ended August 31, 2002

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended August 31, 2002 was $2,921.25, which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to August 31, 2002:

(a) the Company completed a private placement of 1,500,000 common shares at $0.20 per share for gross proceeds of $300,000. The Company paid a cash finders fee of $24,000.;

(b) the Company announced a private placement of up to 10,000,000 common shares at $0.20 per share for gross proceeds of up to $2,000,000. A finders fee of 8% will be paid on the subscription proceeds. This private placement is subject to regulatory approval and is required to close by November 12, 2002.; and

(c) 50,000 warrants were exercised at $0.20 per share for gross proceeds of $10,000.

Exemption 82-120

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

October 22, 2002

PRESS RELEASE

GGL UPDATES FINANCING ANNOUNCEMENT

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** confirms that the financing for $2,000,000 by way of a private placement of 10,000,000 common shares at $0.20 per share, announced on September 5, 2002 is proceeding and is expected to close on or about November 12, 2002. The financing is subject to acceptance for filing by the TSX Venture Exchange.

This financing will secure exploration funding through 2003-2004 on the Company's 100% owned and already advanced diamond exploration projects.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.